EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Mad Catz, Inc., a Delaware corporation
1328158 Ontario Inc., a corporation organized under the laws of Ontario, Canada
Mad Catz Europe Limited, a company organized under the laws of England and Wales
Mad Catz Interactive Asia Limited, a company organized under the laws of Hong Kong
Mad Catz Technological Development (Shenzhen) Co., Ltd., a company organized under the laws of The Peoples Republic of China
Winkler Atlantic Holdings Limited, a company organized under the laws of the British Virgin Islands
Mad Catz GmbH, a company organized under the laws of Germany
Mad Catz SAS, a company organized under the laws of France
Mad Catz Co., Ltd, a company organized under the laws of Japan